787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation

(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated October 3, 2007, to Dr. Sean Casey, Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 5 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

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1(a).	Comment: We acknowledge your responses to our previous comments 5 and 6. Please address the following additional comments: Although you indicate in your response to our previous comment 6 that you disclose the material factors causing your valuation changes from December 31, 2006 to March 31, 2007 and then to June 30, 2007, these factors are not apparent to us. To illustrate our concerns, it appears that your common stock values per share before any lack of liquidity discount factor were $15.60, $13.96

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

October 18, 2007

and $19.23 at December 31, 2006, March 31, 2007 and June 30, 2007, respectively. Your valuation appears to decrease by 10.5% at March 31, 2007 and then increase by 37.8% at June 30, 2007. You appear to indicate that the primary cause of these value changes is the increased weighting of the “market approach” versus the “income approach” and your sale of common stock in April 2007 and your current estimated offering price. It is unclear why the use of differing valuation approaches should result in materially differing valuations. It is also unclear what business milestones or accomplishments you have achieved that have impacted your business metrics causing these changes. In this regard for example, it is unclear whether and to what extent the signing of new revenue generating contracts or radiologist consulting contracts has changed the assumptions underlying your valuations. Please revise your disclosure to clearly disclose the material underlying factors impacting your valuation changes. Please disclose your specific material assumptions and why you changed them.

Response: The Company has revised the disclosure on pages 49-52 of the Amendment in response to the Staff’s comment.

1(b).	Comment: Please revise your disclosure to explain why the sale of your common stock to apparent related parties in April 2007 is evidence of the fair value of your common stock. In this regard, it appears that your April 2007 sale to current and former members of management, affiliated radiologists and existing shareholders may not be an arms-length transaction.

Response: The Company has revised the disclosure on page 50 of the Amendment in response to the Staff’s comment.

1(c).	Comment: Please revise your disclosure to clarify how you allocate enterprise value to your common and preferred stock. You indicate that inherent in the aggregate enterprise value is an allocation of that value to preferred stock and common stock as a result of establishing fair value ranges through use of the income and market approach for each class of stock. It is unclear how you utilize the income and market approach to determine a value for each class of stock when these approaches are designed to estimate enterprise value. If you utilize the probability-weighted expected return method to allocate enterprise value, please revise your disclosure to so indicate and appropriately explain how this method allocates enterprise value.

Response: The Company has revised the disclosure on pages 51-52 of the Amendment in response to the Staff’s comment.

2.	Comment: Please provide an analysis explaining why you structured these terms, payout levels and vesting schedules as you have. See Item 402(b)(2) of Regulation S-K.

Response: The Company has revised the disclosure on page 105 of the Amendment in response to the Staff’s comment.

October 18, 2007

3.	Comment: We note that Section 5(a) of the employment agreement specifies the calculation of the exercise price of the option to purchase 100,000 shares of the company’s common stock. Please revise to provide this information in your filing.

Response: The Company has revised the disclosure on page 105 of the Amendment in response to the Staff’s comment.

4(a).	Comment: You disclose common stock to be repurchased and reissued. However, in your cash flow statement, you indicate that you have repurchased and reissued these shares. Please clarify whether these shares have been repurchased and reissued as of June 30, 2007.

Response: The Company has revised the disclosure on page F-6 of the Amendment in response to the Staff’s comment to clarify that the shares were repurchased and reissued as of June 30, 2007.

4(b).	Comment: Please revise your disclosure to indicate why you were obligated to repurchase and reissue securities or explain to us where you have made this disclosure in your filing. Please reference for us the authoritative literature you relied upon to support your accounting.

Response: The Company has revised the disclosure on page F-22 of the Amendment in response to the Staff’s comment.

4(c).	Comment: Please explain to us whether you have any other obligations to repurchase any securities and your accounting for those obligations. Please reference for us the authoritative literature you relied upon to support your accounting.

Response: The Company has revised the disclosure on page F-22 of the Amendment in response to the Staff’s comment. We respectfully advise the Staff that this transaction is the first and only transaction of this type, and that the Company has no plans to repurchase awards in the future. In addition, the Company has not had, nor does it currently have, any obligation to repurchase and reissue securities.

5.	Comment: We note that Exhibit 10.65 does not contain Schedule A or Schedule B which are attached to this 2007 Bonus Plan. Item 601(b)(10) of Regulation S-K requires that you file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please re-file this agreement with the schedules incorporated therein.

Response: We respectfully advise the Staff that Schedule A and Schedule B were inadvertently omitted from the Company’s 2007 Bonus Plan when it was adopted by the Company’s Board of Directors. Accordingly, Exhibit 10.65 as filed as an exhibit to the Amendment reflects the final version of the 2007 Bonus Plan as is currently in effect and in the form that was adopted by the Company’s Board of Directors.

October 18, 2007

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Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann

Corby J. Baumann

cc:	Mark Brunhofer
Donald Abbott
Suzanne Hayes
Jennifer Riegel
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP